Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of Monitronics International, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized, as of March 1, 2013. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics Canada, Inc.	Delaware

MI Servicer HC, LLC	Delaware

MI Servicer LP, LLC	Delaware

MI Servicer GP, LLC	Delaware

MIBU Servicer, Inc.	Delaware

Monitronics Security LP	Delaware

MI Funding HC, LLC	Delaware

MI Funding LP, LLC	Delaware

MI Funding GP, LLC	Delaware

Monitronics Funding LP	Delaware

Platinum Security Solutions, Inc.	Delaware